FORM 12B-25

	U.S. SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

		SEC File No.: 0-28759
	CUSIP No.: 73035M 107

	NOTIFICATION OF LATE FILING

	[] Form 10-KSB     [ ] Form 11-K    [ ]Form 20-F
	[X] Form 10-QSB     [ ] Form N-SAR



For Period Ended: October 31, 2003


	Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


PART I - REGISTRANT INFORMATION


Full Name of Registrant: PocketSpec Technologies Inc.

Former Name if Applicable: N/A


Address of Principal Executive Office (Street and Number): 3225
East 2nd Ave.

City, State and Zip Code: Denver, Colorado 80206



PART II - RULES 12b-25(b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X]	(a)	The reasons described in reasonable detail in Part III of this
		form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report or semi-annual report/portion
		thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be files on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule
		12b-25(c) has been attached if applicable.


PART III - NARRATIVE


State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 20-F, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed time period. The Company is in the process of completing its review of its financial information but could not provide the definitive financial statements by the due date without incurring substantial costs. The Company will file the Form 10-QSB by the extension date.


PART IV - OTHER INFORMATION


(1)	Name and telephone number of person to contact in regard to
	this notification:

Cynthia Kettl   (303)           393-8060
   Name	(Area Code) (Telephone Number)

(2)	Have all periodic reports required under section 13 or 15(d) of
	the Securities Exchange Act of 1934 or section 30 of the
Investment Company Act of 1940 during the preceding 12
months or for such shorter period that the registrant was
required to file such report(s) been filed: If the answer is not, identify report(s).
[X] Yes    [ ] No




(3)	It is anticipated that any significant change in results of
	operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes    [X] No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PocketSpec Technologies Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: December 15, 2003			 PocketSpec Technologies Inc.



By:     ///Cynthia Kettl///
Cynthia Kettl
Treasurer




















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